April 8, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Mail Stop 0306

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Jay Mumford
David Ritenour Division of Corporate Finance

Re:	REMEC, Inc.
Schedule 14A Preliminary Proxy Materials
Filed January 20, 2005
File No. 001-4298

Dear Messrs. Mumford and Ritenour:

REMEC, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 17, 2005 (the “Staff Letter”) relating to the Company’s Schedule 14A Preliminary Proxy Materials (File No. 001-4298) filed with the Commission on January 20, 2005, and revised on March 2, 2005 (the “Proxy Statement”).

For the convenience of the Staff, we are providing copies of this letter to Messrs. Mumford and Ritenour by overnight delivery. For reference purposes, (i) a copy of the Staff’s letter and (ii) a marked copy of Proxy Statement, showing the revisions that have been made in response to the Staff’s comments are enclosed with those copies of this letter. Please note that page number references in this letter refer to the page numbers in the enclosed marked copy of the Proxy Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given them in the Proxy Statement.

3790 Via de la Valle, Suite 311  •  Del Mar, CA 92014  •  Tel 858 505-3713  •  Fax 858 847-0265

General

1.	Please update the proxy statement to address the impact on your company of your recent decision to sell most of your wireless equipment assets to Powerwave Technologies, including how, if at all, the existence of the new transaction may impact your plans after the completion of the Chelton Microwave transaction and/or the amount of the proceeds from the Chelton Microwave transaction that the board will decide to distribute to shareholders.

As requested, we revised our Proxy Statement to include information regarding our proposed transaction with Powerwave Technologies, Inc. to sell selected assets and liabilities of our commercial wireless business. We also addressed how the proposed Powerwave transaction will impact the Company’s plans after the sale of REMEC Defense & Space to Chelton Microwave and the amount of merger proceeds the Board decides to distribute to our shareholders.

Cover Page of Proxy Statement

2.	We note your response to our comment 4 and the additional disclosure on the cover page of your proxy statement regarding the amounts to be distributed to shareholders. It is not clear whether the restrictions under Section 500 of the California General Corporation Law may restrict the ability of the board to distribute any amount to shareholders, even a minimum amount. Please clarify the impact of those restrictions on the cover page. In addition, we note your statement on page 10 that certain financial conditions must be satisfied under Section 500 in order to make the distribution. Please expand your discussion to explain the nature of the changes to your financial condition that could impact the board’s ability to make at least the minimum distribution.

We revised the Proxy Statement (including the cover page) to clarify that Section 500 of the California General Corporation Law will not restrict the ability of our Board to distribute at least $150,000,000 of the merger proceeds to our shareholders. We also expanded our discussion to explain the nature of the changes to the Company’s financial condition that could impact the Board’s ability to make at least the minimum distribution.

3.	Also, as requested in prior comment 4, please disclose on the cover page the minimum aggregate amount and the minimum amount per share that shareholders can expect to receive if the transaction is approved and completed. Your current cover page disclosure appears to be based on the midpoint, rather than the minimum, of the range of amounts that may be distributed.

We revised the cover page to disclose the minimum aggregate amount and the minimum amount per share that our shareholders can expect to receive if the sale of REMEC Defense & Space is approved and completed.

Summary of Proposals – Page 2

Proposal One: Approval of the Sale of REMEC Defense & Space – Page 2

Interests of Directors. Executive Officers and Employees – Page 4

4.	We note your response to our prior comment 7 and additional disclosure on pages 4 and 45. As previously requested, please disclose on page 4 the date that the change of control agreement was entered into with Mr. Giles.

We revised the Proxy Statement to disclose on page 4 the date that the Company entered into the change of control agreement with Mr. Giles.

Annex B Jefferies Quarterdeck Opinion

5.	We note your response to our comment 21 regarding the limitation on the fairness opinion. As previously requested, please revise the fairness opinion to remove the language limiting the use of the opinion. Alternatively, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

Based on telephone conversations with Mr. Mumford on March 23, 2005, Jefferies Quarterdeck revised its fairness opinion by striking the following language from the first sentence of the third full paragraph of page three of the fairness opinion: “solely” and “and may not be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent.” We have attached the reissued fairness opinion to this letter, and have revised Annex B accordingly.

Please direct your questions or comments to me via facsimile at (858) 847-0266. In addition, we would request that you provide a facsimile of any additional comments you may have to the attention of Randall B. Schai of Heller Ehrman, LLP at (415) 772-6268. Thank you for your assistance.

Very truly yours,

REMEC, INC.

/s/ WINSTON E. HICKMAN
Winston E. Hickman
Executive Vice President, Chief Financial Officer

cc:	Randall B. Schai, Esq.

Enclosures